UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1 )*

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Issuer)

Common Shares, par value US$0.04 per share

(Title of Class of Securities)

G2110R114

(CUSIP Number)

Julie Wei ThaiLin Semiconductor Corp. No. 4, Jen-De Road Fongshan Village, Hukou Hsinchu Country, Taiwan Tel (886) 3-5985959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. G2110R114
1.	NAME OF REPORTING PERSON ThaiLin Semiconductor Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,474,211 Common Shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,474,211 Common Shares
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,474,211 Common Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1(1)%
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 32,218,834 ordinary shares of the Issuer issued and outstanding on March 15, 2011.

Item 1. Security and Issuer

This Schedule 13D/A (this “Schedule 13D/A”) is filed by ThaiLin Semiconductor Corp. (“ThaiLin”).

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value US$0.04 per share (the “Common Shares”), of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”), a Bermuda company, whose principal executive office is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Republic of China.

Item 2. Identity and Background

On September 29, 2009, the Company entered into a Convertible Bond Exchange Agreement with ThaiLin, which is 42.9% owned by the Company’s wholly-owned subsidiary, ChipMOS TECHNOLOGIES INC., pursuant to which the Company agreed to exchange US$9,000,000 principal amount of the Company’s 1.75% Convertible Senior Notes due 2009 (the “2009 Notes”) held by ThaiLin for US$3,150,000 principal amount of 10% Convertible Senior Bonds due 2014 (the “10% Bonds”) and US$5,850,000 principal amount of 8% Convertible Senior Bonds due 2014 (the “8% Bonds”, and together with the 10% Bonds, the “New Bonds”).

Also on September 29, 2009, the Company entered into a Convertible Bond Purchase Agreement with ThaiLin pursuant to which ThaiLin agreed to purchase from the Company and the Company agreed to issue and sell to ThaiLin US$10,000,000 in principal amount of 8% Bonds.

Subject to certain terms and conditions of the bonds, the 10% Bonds and the 8% Bonds are convertible into common shares of the Company at a conversion price of US$1.50 and US$1.25 per share, respectively, subject to anti-dilution adjustments under certain circumstances. The 10% Bonds and the 8% Bonds pay interest on a quarterly basis at the rates of 10% per annum and 8% per annum, respectively. Upon a conversion event, the Company has the option, subject to the satisfaction of certain conditions, of paying interest (and certain make-whole amounts) on the New Bonds in cash, Common Shares or a combination of Common Shares and cash.

On March 15, 2011, ThaiLin has elected to convert an aggregate of US$19 million in principal amount of the Company’s 10% and 8% Bonds into 4,485,630 Common Shares of the Company after giving effect to the Company’s 4 to 1 reverse stock split effective on January 21, 2011, at the adjusted conversion prices of US$6.0 per share and US$5.0 per share, respectively.

Item 3. Purpose of Transaction

The conversion of the New Bonds for Common Shares of the Company by ThaiLin is for investment purposes.

Item 4. Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D/A, ThaiLin is the beneficial owner, in the aggregate of 6,474,211 Common Shares, which represents 20.1% of the Company’s issued and outstanding Common Shares.

(b)	The percentage used in this Schedule 13D/A is calculated based on 27,733,204 issued and outstanding Common Shares plus 4,485,630 Common Shares that was acquired upon conversion of the New Bonds on March 15, 2011.

(c)	The information contained in table form in Rows 7 through 11 to this Schedule 13D/A, which relates to beneficial ownership, voting and disposition of Common Shares, is hereby incorporated by reference. ThaiLin has the sole power to vote and dispose of the 6,474,211 Common Shares held by it.

Item 5. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See Item 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2011
Date

/s/ Lafair Cho
Signature

Lafair Cho, President
Name/Title